Exhibit 99.1

Marti Technologies, Inc. Appoints New Interim Chief Financial Officer

Istanbul, Türkiye, November 1, 2024 -(BUSINESS WIRE)- Marti Technologies, Inc. (“Marti” or the “Company”) (NYSE American: MRT), Türkiye’s leading mobility super app, today announced that it has appointed Deniz Terlemez as its new Interim Chief Financial Officer (“CFO”), effective November 1, 2024. Deniz Terlemez succeeds Oguz Erkan, the Company’s former CFO. Mr. Terlemez served as the Company’s Finance Director before his appointment as Interim CFO.

“We would like to thank Oguz Erkan for his integral contributions to the Company at a critical juncture. Oguz was instrumental in setting up the ride-hailing monetization capabilities of our organization. We are currently building on these strong foundations as we scale the monetization of our ride-hailing business. We wish him success in his future endeavours,” said Oguz Alper Oktem, Marti’s CEO. “We welcome Deniz in his new role at the Company. He has been a key figure at the Company, with a proven track record of delivering results in dynamic, high-growth environments during his tenure as Marti’s Finance Director. His responsibilities have included overseeing our financial planning and analysis, audit, accounting, and reporting functions.”

Mr. Erkan said, “I am proud to have served as Marti’s CFO at an important milestone for the Company, building the team as well as the infrastructure capabilities necessary to monetize Marti’s ride-hailing business. I believe the strong foundations we laid will support the Company’s strategic goals moving forward.”

Deniz Terlemez brings over 15 years of experience in executive finance roles across industries including manufacturing, advisory, and services. His extensive background includes audit, financial management, and controllership roles. Before joining Marti, Mr. Terlemez served as Senior Finance Manager for Reef Technology, overseeing the Middle East operations from 2022 to 2024. In this role, he acted as a key liaison between the finance, financial planning and analysis, and strategy teams across the Middle East and the US, while also supporting the financial controlling activities of Reef’s US operations. Prior to his tenure at Reef, Mr. Terlemez was Group Reporting and Audit Manager for Vestel Companies, where he was responsible for public financial reporting, financial controlling, accounting, and M&A activities for the group’s operations in Türkiye, Europe, and the Middle East from 2019 to 2022. From 2014 to 2019, he served as Financial Controller for Seaboard Corporation’s (NYSE American: SEB) investments in Türkiye, leading the controlling and financial budgeting teams. Earlier in his career, Mr. Terlemez worked as a financial auditor at KPMG Türkiye from 2009 to 2014. Known for his expertise in optimizing financial processes and leading cross-functional teams, Mr. Terlemez has demonstrated strong leadership in managing complex financial operations across international markets. His ability to align strategic goals with financial performance has been instrumental in driving operational efficiency across the companies he served.

About Marti:

Founded in 2018, Marti is Türkiye’s leading mobility app, offering multiple transportation services to its riders. Marti operates a ride-hailing service that matches riders with car, motorcycle, and taxi drivers, and operates a large fleet of rental e-mopeds, e-bikes, and e-scooters. All of Marti’s offerings are serviced by proprietary software systems and IoT infrastructure. For more information, visit www.marti.tech.

Cautionary Note Regarding Forward-Looking Statements:

Certain statements made in this press release constitute forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements related to the Interim Chief Financial Officer appointment and the Company’s expectation with respect to its future performance and the timing of occurrence related to any of the foregoing. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including the risks discussed in the Company’s filings with the SEC, including the Company’s Annual Report on Form 20-F. Marti undertakes no obligation to update publicly any forward-looking statements, whether as a result of future events, new information or otherwise, except as required by law.

Investor Contact

Marti Technologies, Inc.

Turgut Yilmaz

Investor.relations@marti.tech